Exhibit 99.1

On April 29, 2010, Richard D. Parsons sold 28,725 shares of Class A Common Stock at an average sale price of $66.4996. The information regarding the shares sold that day at each price per share appears in the two columns below:


  225 	$66.4800
5,700 	$66.4900
8,800 	$66.4950
9,900 	$66.5000
1,200 	$66.5100
  100 	$66.5125
  200 	$66.5150
1,400 	$66.5200
  400 	$66.5300
  300 	$66.5400
  500 	$66.5500